EXHIBIT 99.1

TransAlta Advances Portfolio Rotation Through Sale of Minority Interest in Oklahoma Wind Portfolio for US$305 Million and Closes Acquisition of Colorado Gas Assets for US$1 Billion

Strengthening Position in a Core Geography and Investing in the Opportunities That Drive Future Growth

CALGARY, Alberta, Oct. 22, 2026 (GLOBE NEWSWIRE) --

TransAlta Corporation (TransAlta or the Company) (TSX: TA) (NYSE: TAC) announced today that it has closed the sale of a 49 per cent minority ownership interest in its 500 MW wind portfolio in Oklahoma (the Assets) to Ares Infrastructure funds (Ares) for cash proceeds of US$305 million, before customary closing adjustments. The Assets include the 100 MW White Rock West, 200 MW White Rock East and 200 MW Horizon Hill wind facilities.

"We are actively managing our portfolio by rotating capital into the most attractive opportunities within our core geographies,” said Joel Hunter, President and Chief Executive Officer of TransAlta. “This transaction monetizes a portion of our investment in a non-core geography while retaining operational control and continued participation in the Assets. The proceeds will strengthen our balance sheet and support accretive growth opportunities, including the Centralia conversion and Alberta data centre projects, as large-load growth, electrification and onshoring increase power demand across North America. We will continue to be nimble in focusing our investment and operational expertise where we can have the greatest impact. We are pleased to partner with Ares, a leading global asset manager with significant experience investing in renewable energy infrastructure and look forward to leveraging our combined strengths to further enhance the value of these assets," concluded Mr. Hunter.

“We are excited to partner with TransAlta on this portfolio of high-quality, contracted wind assets in Oklahoma,” said Josh Bellet, Managing Director in Ares Infrastructure Equity. “This transaction reflects our continued focus on investing in essential infrastructure that provides durable cash flows while helping meet the growing demand for power across the United States. We believe high-quality renewable generation assets will remain an important part of expanding domestic energy supply, and we look forward to working closely with TransAlta and its team of respected operators to support the long-term value of this portfolio.”

The Assets are supported by long-term contracts with investment-grade counterparties, including production tax credits which expire in 2034. In 2026 the Assets are expected to deliver Adjusted EBITDA(1) of approximately US$60 million, which based on a 49 per cent share, equates to approximately US$29 million. TransAlta will maintain operational oversight of the Assets under a long-term asset management agreement, leveraging its expertise in renewable generation.

TransAlta also announced today that it has completed the acquisition of Mountain Peak Power LLC and Canyon Peak Power LLC from Blackstone, Inc. for US$1.0 billion, inclusive of the assumption of US$750 million of senior secured project level debt. The acquisition includes two new, fully-contracted natural gas-fired peaking facilities totaling 318 MW near Denver, Colorado.

(1) Adjusted EBITDA is a non-IFRS measure. Refer to the "Non-IFRS Measures" section of this news release for more information regarding the non-IFRS measure.

Non-IFRS Measures

This news release contains references to Adjusted EBITDA which is a Non-IFRS measure. Non-IFRS measures do not have standardized meanings under IFRS and are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, as an alternative to, or more meaningful than, our IFRS results. The most directly comparable IFRS measure to Adjusted EBITDA is Earnings Before Income Taxes. Refer to the “Non-IFRS and Supplementary Measures” sections of our MD&A for the six months ended June 30, 2026 and our MD&A for the year ended December 31, 2025 (collectively MD&A) for more information about the measure including, where applicable, reconciliations to measures calculated in accordance with IFRS, which sections are incorporated by reference herein. The MD&A can be found on SEDAR+ (www.sedarplus.ca) under TransAlta’s profile.

About TransAlta Corporation:

TransAlta is one of Canada’s largest publicly traded power generators, delivering reliable electricity across Canada, the United States and Western Australia. For more than 115 years, our people have safely operated and evolved essential energy infrastructure that powers customers and communities. Our technology-diverse portfolio and disciplined execution allow us to deliver dependable power across evolving energy systems. We take a practical, responsible approach to meeting today’s energy needs while building for what comes next.

For more information about TransAlta, visit our web site at transalta.com.

About Ares Management Corporation:

Ares Management Corporation (NYSE: ARES) is a leading global alternative investment manager offering clients complementary primary and secondary investment solutions across the credit, real estate, private equity and infrastructure asset classes. We seek to advance our stakeholders' long-term goals by providing flexible capital that supports businesses and creates value for our investors and within our communities. By collaborating across our investment groups, we aim to generate consistent and attractive investment returns throughout market cycles. As of June 30, 2026, Ares Management Corporation's global platform had over $671 billion of assets under management, with operations across North America, South America, Europe, Asia Pacific and the Middle East. For more information, please visit www.ares.com.

Cautionary Statement Regarding Forward-Looking Information

This news release includes “forward-looking information,” within the meaning of applicable Canadian securities laws, and “forward-looking statements,” within the meaning of applicable United States securities laws, including the Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking statements”). Forward-looking statements are not facts, but only predictions and generally can be identified by the use of statements that include phrases such as “may”, “will”, “believe”, “expect”, “estimate”, “anticipate”, “intend”, “plan”, “forecast”, “continue” or other similar words or expressions suggesting future events or future performance. In particular, this news release contains forward-looking statements pertaining to expectations regarding Adjusted EBITDA of the Assets for 2026. Forward-looking statements are intended to provide the reader information about management’s current expectations and plans and readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are subject to important risks and uncertainties and are based on certain key assumptions. All forward-looking statements reflect TransAlta’s beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking statements, you should not put undue reliance on forward-looking statements and should not use such statements for anything other than their intended purpose. We do not update our forward-looking statements due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to our most recent MD&A and the 2025 Annual Report, including the section titled “Governance and Risk Management” in our MD&A for the year ended December 31, 2025, filed under TransAlta’s profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission at www.sec.gov.

The future-oriented financial information and financial outlook (collectively, FOFI) contained herein about the expected Adjusted EBITDA of the Assets for 2026 are subject to the same assumptions, risk factors, limitations and qualifications as set forth in the above paragraphs and those set forth in the “2026 Outlook” section of the 2025 Annual Report, respectively. The FOFI contained in this news release was approved by management as of the date of this news release and was provided for the purpose of providing further information about the anticipated future performance of the Assets. Readers are cautioned that the FOFI contained in this news release should not be used for purposes other than for which it is disclosed herein.

Note: All financial figures are in Canadian dollars unless otherwise indicated.

For more information:

Investor Inquiries:	Media Inquiries:
Phone: 1-800-387-3598 in Canada and US	Phone: 1-855-255-9184
Email: investor_relations@transalta.com	Email: ta_media_relations@transalta.com